20012722

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) TX (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Nancy Reinhard (210) 498-6793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1700 (Address) San Antonio (City) TX (State) 78205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 20 2020
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Nancy Reinhard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary ID #2505694
My Commission Expires
June 13, 2022
NOTARY PUBLIC STATE OF TEXAS

A. Nancy Reinhard
Signature

VP, Corporate Controller
Title

Rose Mary Maldonado
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAA FINANCIAL ADVISORS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2019

EY
Building a better working world

Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of
USAA Financial Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USAA Financial Advisors, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EY
Building a better working world

Supplemental Information

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2004
March 14, 2020

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2019

(Dollars in thousands, except share amounts)

Assets		
Cash	$	4,783
Receivable from affiliate		429
Prepaid expenses		3,830
Total assets	$	9,042
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliate	$	41
Total liabilities		41
Stockholder's Equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		1
Additional paid-in capital		9,000
Total stockholder's equity		9,001
Total liabilities and stockholder's equity	$	9,042

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Operations

Year Ended December 31, 2019
(Dollars in thousands)

Revenues	
Administrative servicing fees	$ 5,752
Total revenues	5,752
Expenses	
Licenses and fees	5,685
Other expenses	67
Total expenses	5,752
Income before income taxes	—
Income tax expense	—
Net income	$ —

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2019

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Total Stockholder's Equity
Balance at January 1, 2019	$ 1	$ 9,000	$ 9,001
Balance at December 31, 2019	$ 1	$ 9,000	$ 9,001

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2019
(Dollars in thousands)

Cash flows from operating activities		
Net income	$	—
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net change in:		
Receivable from affiliate		44
Prepaid expenses		636
Payable to affiliate		(4,224)
Net cash provided by (used in) operating activities		(3,544)
Cash at beginning of year		8,327
Cash at end of year	$	4,783

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Glossary of Terms

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

Term	Description
AMCO	USAA Asset Management Company (formerly a wholly-owned subsidiary of ICORP), was sold to Victory Capital on July 1, 2019, actively managed the USAA Mutual Funds
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CapCo	USAA Capital Corporation, a wholly-owned subsidiary of USAA, is a holding company for certain non-insurance operations of USAA
Exchange Act	Securities Exchange Act of 1934
FAI	USAA Financial Advisors, Inc., a wholly-owned subsidiary of FPS
FASB	Financial Accounting Standards Board
FDCA	Fully Disclosed Clearing Agreement
FINRA	Financial Industry Regulatory Authority, Inc.
FPS	USAA Financial Planning Services Insurance Agency, Inc.
GAAP	Generally Accepted Accounting Principles in the United States of America
ICORP	USAA Investment Corporation, a wholly-owned subsidiary of CapCo
IMCO	USAA Investment Management Company, a wholly-owned subsidiary of ICORP, a registered investment adviser with the SEC that acts as a broker-dealer and investment adviser to USAA members
NFS	National Financial Services LLC
SAS	USAA Transfer Agency Company conducting business as USAA Shareholder Account Services (formerly a wholly owned subsidiary of ICORP), was sold to Victory Capital on July 1, 2019, served as the transfer agent of the USAA Mutual Funds
SCA	Secondary Clearing Agreement
SEC	United States Securities and Exchange Commission
UMP®	USAA Managed Portfolios
USAA	United Services Automobile Association is a diversified financial services company and is the ultimate parent company of FAI

(Dollars in thousands)

(1) Nature of operations and basis of presentation

USAA Financial Advisors, Inc., also referred to as we, us, or our, unless otherwise denoted, is a wholly-owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. USAA Financial Planning Services Insurance Agency, Inc. is a wholly-owned subsidiary of United Services Automobile Association.

FAI is registered as a securities broker-dealer with the SEC under the Exchange Act, as amended, and is a member of the FINRA. FAI was formed to collectively allow FPS and FAI to serve as the portal through which customers can receive integrated financial advice on certain USAA products and services that may be suitable for their financial needs.

Pursuant to a SCA among FAI, our broker-dealer affiliate IMCO, and Fidelity Clearing & Custody Solutions® who provides clearing custody and other brokerage services to IMCO through NFS, Members New York Stock Exchange, Securities Investor Protection Corporation, FAI introduces brokerage customer accounts to IMCO, and IMCO, in turn introduces the accounts to NFS. IMCO is a registered broker-dealer and investment adviser with the SEC under the Exchange Act, as amended, and the Investment Advisers Act of 1940, as amended, respectively. Pursuant to a FDCA between NFS and IMCO, IMCO operates as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with NFS, a clearing broker-dealer. On behalf of IMCO, NFS provides custody, trade execution, clearing, and other brokerage-related services for IMCO brokerage accounts.

On July 25, 2019, IMCO entered into an asset purchase agreement with Schwab Holdings, Inc. (Schwab) to sell certain assets from the USAA Brokerage and Managed Portfolio Business. In conjunction with this sale, FAI and Schwab have agreed to enter into a long-term referral agreement, effective at closing of the acquisition, which would make Schwab the exclusive wealth management and brokerage provider for USAA members. The acquisition is expected to close in 2020, and is subject to customary regulatory approvals and conditions.

The accompanying financial statements have been prepared in accordance with GAAP.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Therefore, actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

A. Cash

Cash consists of funds on deposit with a single Federal Deposit Insurance Corporation insured United States based financial institution. Amounts on deposit may exceed federally insured levels. We do not believe there is any significant audit risk related to the balance.

B. New accounting pronouncements issued and adopted

During 2019, we did not adopt any ASUs to the FASB Codification.

C. New accounting pronouncements issued but not yet effective

The following accounting updates to the FASB Codification have been issued but are not yet effective for us:

- ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments*; ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments-Credit Losses*; ASU 2019-04, *Codification Improvements to Topic 326, Financial Instruments-Credit Losses,*

(Dollars in thousands)

Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments; ASU 2019-05, *Financial Instruments - Credit Losses: Targeted Transition Relief;* ASU 2019-10, *Financial Instruments-Credit Losses, Derivatives and Hedging, and Leases: Effective Dates*;

Information about these accounting updates is described in more detail below:

ASU 2016-13 (with effective date updated by ASU 2019-10 and guidance clarified in subsequent ASUs) requires enhanced financial statement disclosures and introduces a new impairment model for financial instruments based on historical experience, current conditions and supportable forecasts. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption within certain parameters is permitted. The financial impact of adopting the ASU is yet to be determined. Planning and initial implementation efforts for the ASU are on target for adoption at the effective date above.

(3) Revenue

Our revenue from contracts with customers is completely derived from USAA affiliates. We provide various services under contracts entered into at terms that we believe are usual and customary relative to transactions that can be negotiated between unrelated parties. Revenue and associated costs are recognized when obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of services. Our contracts do not contain significant financing components and we have elected to exclude all taxes from the measurement of the transaction price. In determining whether we are principal or agent in a contract, we evaluate whether we have control of the specified service prior to its transfer to the customer. We are a principal when we maintain control prior to transfer of the service. See Note 4, Related party transactions, for additional information.

Effective July 1, 2019, AMCO and SAS were acquired by Victory Capital Holdings, Inc., as part of the sale of the USAA Mutual Fund Business, which included the asset management, transfer agency operations, and third party distribution of the USAA Mutual Funds, as well as the administration and management of the USAA 529 Plan. The sale partially reduced demand for our services.

Administrative servicing fees represent fees earned for performing certain client and administrative services, which consists primarily of licensing costs for affiliated registered representatives. We fulfill our performance obligation on a continuous basis and recognize revenues and associated costs over time as services are rendered. Since administrative servicing fees are contingent on incurred costs, they are considered variable fees. We serve as a principal for our administrative servicing fee contracts; thus, associated revenue is presented gross on our financial statements.

Origination and servicing fees represent primarily broker-dealer services provided to IMCO, an affiliate broker-dealer, for origination and servicing of the brokerage and mutual fund accounts. Additionally, we earn referral fees whereby we refer potential advisory clients to IMCO to enable those potential clients to participate in the UMP® Program, and perform certain administrative services for these UMP accounts. We fulfill these performance obligations on a continuous basis, and recognize revenue and associated costs over time as services are rendered. As both origination and servicing fees and referral fees are contingent on incurred costs, they are considered variable. Our obligation is to arrange for services to be provided by FPS; as such, we serve as an agent and present revenue net of associated cost. Since our revenue is limited to the incurred cost, neither revenue nor associated costs appear on our Statement of Operations.

Contract receivable from affiliates are recorded as earned and are typically settled within 30 days of billing and amounted to $473 at January 1, 2019 and $429 at December 31, 2019. Based on historical collections, allowance for doubtful accounts was not deemed material at December 31, 2019. Receivables from contracts with customers do not contain expressed or implied warranties, and our customers do not have refund privileges. The structure of our revenue agreements did not result in the recognition of contract assets or liabilities as of December 31, 2019.

(Dollars in thousands)

The following table disaggregates our revenue by major source for the year ended December 31, 2019:

Customer contracts	
Administrative servicing fees	$ 5,752
Timing of service delivery	
Over time	$ 5,752
Transaction pricing	
Variable	$ 5,752

(4) Related party transactions

A. Affiliate agreements

We have a Referral Services, Expense Allocation, and Cost-Sharing Agreement with IMCO and FPS. Our activities under the agreement provide for our registered representatives to perform origination and servicing activities with respect to the USAA brokerage and mutual fund accounts. Additionally, the agreement covers services rendered on behalf of IMCO's UMP® program. See Note 3, Revenue, for additional information.

We also perform administrative servicing activities under this agreement. The costs associated with this activity are billed to us by FPS monthly, and are reflected in the Statement of Operations in the appropriate expense accounts. Amounts owed to FPS for these services are included in *Payable to affiliate* and are settled monthly. The balances are owed to us from IMCO and are included in *Receivable from affiliate* and are settled monthly as well. These activities are included in *Administrative servicing fees* and various expense categories in the Statement of Operations. See Note 3, Revenue, for additional information.

The following table disaggregates our affiliate activity for the year ended December 31, 2019 by entity:

	Revenue	Expense
IMCO		
Referral fees (UMP® accounts)[1]	$ 59,121	$ —
Origination and servicing fees (brokerage and mutual fund accounts)[1]	72,339	—
Administrative servicing	5,752	—
Total IMCO	137,212	—
FPS		
Referral fees (UMP® accounts)[1]	—	59,121
Origination and servicing fees (brokerage and mutual fund accounts)[1]	—	72,339
Administrative servicing	—	5,752
Total FPS	—	137,212
Total All Affiliates	$ 137,212	$ 137,212

[1] Revenue is presented net of associated cost. Since our revenue is limited to the incurred cost, both revenue and associated costs do not appear on our Statement of Operations.

B. Clearing and reimbursement agreement

Our activities under the SCA among us, IMCO and NFS include performing account opening, administration and taking representative assisted customer securities orders for submission to IMCO who in turn transmits the orders to NFS for clearance and settlement. We billed IMCO for these activities under the provisions of the Referral Services, Expense Allocation, and Cost-Sharing Agreement detailed above.

(Dollars in thousands)

C. Funding agreement

Under the terms of an affiliate funding agreement, we have the ability to borrow up to $20,000 from CapCo. There were no borrowings during 2019. There are no commitment fees associated with this affiliate funding agreement.

(5) Income taxes

FAI is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. However, for separate company financial statement purposes, our accounting policy is to report taxes on a separate company reporting basis. Separate company current taxes are computed at a 21% rate on regular taxable income adjusted for any consolidated benefits allocated to the companies.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

No aggregate cash was received by FAI for income tax refunds during the year 2019. No aggregate cash was paid by FAI for Texas Margin Tax during the year 2019.

FAI does not have any uncertain tax positions for the year 2019.

Interest expense and interest income attributable to uncertain tax positions are recognized as a component of pre-tax income and expense. Penalties are classified as a component of income tax expense.

The 2013, 2014, 2017, 2018 and 2019 tax years remain subject to federal examination and the 2013 through 2019 tax years remain subject to state examination.

(6) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2019, our net capital was $5,171, which was $4,921 in excess of our minimum net capital requirement of $250.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2019.

(7) Commitments and contingencies

A. Litigation, regulatory and other matters

In the ordinary course of business, we are routinely involved in judicial, regulatory, and governmental inquiries and other proceedings or investigations. These matters arise during our business activities and include matters that have been self-identified. We establish accruals for such matters when potential losses associated with the matters become probable and estimable. Although we do not anticipate additional significant adverse effects on our financial position, results of operations or cash flows, we generally cannot predict the outcome of the pending matters, the timing of the ultimate resolution of these matters, or any

eventual loss, fines or penalties related to each pending matter. Consistent with this, we have not accrued for potential losses which are either probable but not yet estimable or reasonably possible and estimable.

(8) Subsequent events

Events occurring after December 31, 2019, have been evaluated for possible adjustment to the financial statements or disclosure.

Supplementary Information

USAA FINANCIAL ADVISORS, INC.

Per Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

As of December 31, 2019

(Dollars in thousands)

Net capital		
Total stockholder's equity qualified for net capital	$	9,001
Deductions/charges:		
Nonallowable assets:		
Prepaid expenses		3,830
Receivable from affiliates (excludes a receivable from a registered broker-dealer affiliate of $429)		—
Total deductions/charges		3,830
Net capital		5,171
Computation of alternative net capital requirement:		
Minimum net capital is calculated as the greater of $250 or 2 percent of aggregate debit items. As the Company claims an exemption to 15c3-3 under paragraph k(2)(ii), we have no aggregate debit items, thus the minimum net capital required is $250.		250
Excess net capital	$	4,921
Net capital in excess of:		
120% of minimum net capital requirement	$	4,871

There are no material differences between the preceding computation and our corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2019 filed on January 27, 2020.

USAA FINANCIAL ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2019

We are exempt from the provisions of Rule 15c3-3 under the Exchange Act pursuant to paragraph (k)(2)(ii). FAI is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with our clearing broker-dealer, NFS. We do not carry customer accounts or otherwise hold funds or securities of customers. FAI, through IMCO, promptly transmits all customer funds and securities to NFS, which carries the accounts of such customers. Per the FDCA between IMCO and NFS, NFS maintains and preserves books and records as are customarily made and kept by a clearing broker-dealer pertaining to customer accounts pursuant to the requirements of Rules 17a-3 and 17a-4 under the Exchange Act. Under the exemption set out in paragraph (k)(2)(ii) of the Exchange Act, FAI is not required to make the Computation for Determination of Reserve Requirements or provide Information Relating to Possession or Control Requirements.

Exemption Report of USAA Financial Advisors, Inc. and Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

Board of Directors and Management of USAA Financial Advisors, Inc.

We have reviewed management's statements, included in the accompanying USAA Financial Advisors, Inc.'s Exemption Report, in which (1) USAA Financial Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 14, 2020

9800 Fredericksburg Road
San Antonio, Texas 78288

USAA

USAA Financial Advisors, Inc. Exemption Report

March 14, 2020

USAA Financial Advisors, Inc. (FAI) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, FAI states the following:

1. FAI claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. FAI met the exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

A. Nancy Reinhard

USAA Financial Advisors, Inc.
A. Nancy Reinhard
VP, Corporate Controller